SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  5)

GAMCO Investors, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

361438104

(CUSIP Number)

GAMCO Investors, Inc.

One Corporate Center
Rye, New York 10580-1435
(914) 921-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 27 , 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d -1(f) or 240.13d -1(g), check the following box ☐.

CUSIP No. 361438104

1	Names of Reporting Persons GGCP, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) NONE

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,175,673 (See Item 5)

	8	Shared Voting Power NONE

	9	Sole Dispositive Power 5,175,673 (See Item 5)

	10	Shared Dispositive Power NONE

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,175,673 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 45.4%(1)

14	Type of Reporting Person (See Instructions) HC, CO

(1) Taking into account the Reporting Person’s ownership of the Issuer’s Class B Shares (10 votes per share), the Reporting Person has combined voting power with respect to 93.1% of the Issuer’s common stock.  See Item 5.

CUSIP No. 361438104

1	Names of Reporting Persons GGCP Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) NONE

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,165,673 (See Item 5)

	8	Shared Voting Power NONE

	9	Sole Dispositive Power 5,165,673 (See Item 5)

	10	Shared Dispositive Power NONE

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,165,673 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 45.3%(2)

14	Type of Reporting Person (See Instructions) HC, CO

(2) Taking into account the Reporting Person’s ownership of the Issuer’s Class B Shares (10 votes per share), the Reporting Person has combined voting power with respect to 93.1% of the Issuer’s common stock.  See Item 5.

CUSIP No. 361438104

1	Names of Reporting Persons Gabelli Securities, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) Other (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,393,055 (See Item 5)

	8	Shared Voting Power NONE

	9	Sole Dispositive Power 4,393,055 (See Item 5)

	10	Shared Dispositive Power NONE

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,393,055 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 41.3%(3)

14	Type of Reporting Person (See Instructions) CO

(3) Taking into account the Issuer’s outstanding Class B Shares (10 votes per share), the Reporting Person has combined voting power with respect to 2.2% of the Issuer’s common stock.  See Item 5.

CUSIP No. 361438104

1	Names of Reporting Persons Mario J. Gabelli

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,175,673 (See Item 5)

	8	Shared Voting Power NONE

	9	Sole Dispositive Power 5,175,673 (See Item 5)

	10	Shared Dispositive Power NONE

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,175,673 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 45.4%(4)

14	Type of Reporting Person (See Instructions) IN

(4) Taking into account the Reporting Person’s ownership of the Issuer’s Class B Shares (10 votes per share), the Reporting Person has combined voting power with respect to 94.8% of the Issuer’s common stock.  See Item 5.

Explanatory Note:  This Amendment No. 5 to Schedule 13D on the Class A Common Stock of GAMCO Investors, Inc. (the “Issuer”), is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”), which was originally filed on February 6, 2013.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 1.                                                         Security and Issuer

Item 1 is amended and restated in its entirety as follows:

The title of the class of equity securities to which this statement relates is the Issuer’s Class A Common Stock, par value $0.001 per share (the “Class A Shares”).  The Class A Shares are traded on the New York Stock Exchange (“NYSE”) under the symbol “GBL”.  Mario J. Gabelli (“Mario Gabelli”) is deemed to be the controlling person of the Issuer on the basis of his ownership of a majority of the voting stock and the capital stock of GGCP, Inc. (“GGCP”), a privately held Wyoming corporation, which, through GGCP Holdings, LLC (“GGCP Holdings”), owns a majority of the voting stock and a majority of the capital stock of the Issuer.  The address of the principal executive officers of the Issuer is GAMCO Investors, Inc., One Corporate Center, Rye, New York 10580-1435.

Item 2.                                                         Identity and Background

Item 2 is amended and restated in its entirety as follows:

This statement is being filed by Mario Gabelli and various entities which he directly or indirectly controls.

(a), (b) and (c) — This statement is being filed by one or more of the following persons: Gabelli Foundation, Inc. (the “Foundation”), GGCP, GGCP Holdings, Gabelli Securities, Inc. (“GSI”) and Mario Gabelli.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the “Reporting Persons”.

GGCP makes investments for its own account and is the managing member and holder of a majority of the equity interest of GGCP Holdings.  GSI is a 93.9% owned subsidiary of Associated Capital Group, Inc. (“ACG”), which is an NYSE listed company that was spun-off by the Issuer on November 30, 2015.  ACG, through GSI, is engaged in the alternative investment management and institutional research services business.  Mario Gabelli is also deemed to be the controlling person of ACG on the basis of his ownership of a majority of the voting stock and the capital stock of GGCP, which, through GGCP Holdings, owns a majority of the voting stock and a majority of the capital stock of ACG.

The Issuer is the parent company for a variety of companies engaged in the securities business including the management of registered investment companies and separately managed accounts.

Mario Gabelli is the Chairman, Chief Executive Officer, Chief Investment Officer and controlling shareholder of the Issuer.  Mario Gabelli is the Executive Chairman and Chief Executive Officer of ACG.  Mario Gabelli is also the controlling stockholder, Chief Executive Officer and a director of GGCP.  Mario Gabelli is also a member of GGCP Holdings and has a profits interest in GGCP Holdings.

The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation.

The Reporting Persons do not admit that they constitute a group.

The business address of Mario Gabelli is GAMCO Investors, Inc., One Corporate Center, Rye, NY 10580.  GGCP is a Wyoming corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  GGCP Holdings is a Delaware limited liability company having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  GSI is a Delaware Corporation having its principal business office One Corporate Center, Rye, NY 10580.

For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.

(d) - (e) — None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) — Each Reporting Person is a citizen of the United States.

Item 3.                                                         Source and Amount of Funds or Other Consideration

Item 3 is amended, in pertinent part, as follows:

The first paragraph of Item 4 is incorporated herein by reference.

Item 4.                                                         Purpose of Transaction

Item 4 is amended, in pertinent part, as follows:

On November 27, 2015, the Issuer sold 4,393,055 Class A Shares (the “Shares”) to GSI, which at the time was the Issuer’s 93.9% owned subsidiary, at a price of $34.1448 per Share.  The sale was made in advance of the spin-off of ACG from the Issuer on November 30, 2015, pursuant to which the Issuer transferred to ACG its alternative investment management business, its institutional research services business and certain cash and other assets (the “Spin-Off”).  GSI paid the purchase price by issuing a note to the Issuer in the principal amount of $149,999,984.36 (the “GSI Note”).  The Issuer contributed the GSI Note to ACG and GSI became a majority-owned subsidiary of ACG as of November 30, 2015 in connection with the completion of the Spin-Off.  Due to his control of ACG, Mario Gabelli may be deemed to beneficially own the Class A Shares held by GSI.  The purpose of the sale of Shares was to possibly provide capital to ACG through the subsequent sale of the Shares.

On February 5, 2013, the Board of Directors of the Issuer (the “Board”) adopted a resolution permitting GGCP or its shareholders to exchange an additional 1,200,000 of the Issuer’s Class B Common Stock (“Class B Shares”) of the Issuer for an equal number of shares of Class A Shares of the Issuer as long as there are sufficient authorized but unissued Class A Shares unreserved for issuance.  As a result of the above transaction, as of December 1, 2015, a total of 772,618 Class A Shares remain available to be issued upon exchange of 772,618 Class B Shares (the “Convertible Class B Shares”) by Mario Gabelli, GGCP Holdings, GGCP, or GGCP’s shareholders.  The Class A Shares and the Class B Shares are identical in all respects except that holders of the Class A Shares are entitled to one vote per share and holders of the Class B Shares are entitled to ten votes per share.

Mario Gabelli serves as the Chief Executive Officer and Chairman of the Board of Directors of the Issuer.  As disclosed in Item 1 above, Mario Gabelli is also deemed to be the control person of the Issuer.  Because of the foregoing, the Reporting Persons at any time and from time to time in the ordinary course of performing their roles relating to the Issuer or as investors in the Issuer may propose or take action in relation to the business of the Issuer including: changes in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; the business and operations of the Issuer; share repurchases by the Issuer; distributions by the Issuer, including the amounts, makeup and timing thereof; the terms of any new issuances of an existing or new class of securities by the Issuer; sales of assets; changes in the Issuer’s charter or by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; and any such other matters.  Any such proposals or actions by the Reporting Persons may be based on the Reporting Persons’ views of their best interest, their obligations to the Issuer (to the extent required by applicable law or agreement), and other factors in light of (i) the Issuer’s financial position, future actions taken by the Board, price levels of the common stock or other equity or debt securities of the Issuer and (ii) general economic, political, or industry conditions, including conditions in the securities market, or changes in laws, rules, regulations or customs, and any other conditions or changes thereto, in the Reporting Persons’ sole determination.  In as much as none of these proposals or activities would represent a material change in the plans of the Reporting Persons regarding their control over the Issuer, the Reporting Persons will not file amendments to this Schedule 13D reflective thereof.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis and depending on various factors the Reporting Persons may deem relevant to their investment decision, including, without limitation, the Issuer’s financial position and strategic direction, the price levels of the Issuer’s common stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may decide to acquire additional securities, sell some or all of their securities, or to continue to hold their existing position in the securities for investment.

Other than as described above, none of the Reporting Persons has any present plans or proposals which related to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                                         Interest in Securities of the Issuer

Item 5 is amended, in pertinent part, as follows:

(a)                                 The information relating to the beneficial ownership of Class A Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 10,638,507 Class A Shares outstanding as of December 1, 2015, as provided by the Issuer.  In addition, the information relating to the beneficial ownership of Class A Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto assumes the conversion of the 772,618 Convertible Class B Shares into Class A Shares by GGCP Holdings. Mario Gabelli is deemed to have beneficial ownership of the securities owned beneficially by each of the Reporting Persons.  GGCP is deemed to have beneficial ownership of the securities owned beneficially by GGCP Holdings and GSI.

The following table sets forth information with respect to the beneficial ownership of the Class A Shares and the Class B Shares by each of the Reporting Persons.  However, this table ignores the fact that the 772,618 Convertible Class B Shares may be exchanged for Class A Shares so as to reflect the total voting power of the Reporting Persons, as the Class B Shares have ten votes per share and the Class A Shares have only one vote per share.  The percentages of beneficial ownership below are based upon 10,638,507 Class A Shares and 19,196,792 Class B Shares outstanding as December 1, 2015, as provided by the Issuer.

	Number of Shares Beneficially Owned				Percentage of Shares Beneficially Owned			Percentage of Combined Voting Power of All
Name of Beneficial Owner	Class A		Class B	Total A & B	Class A	Class B	Total A & B	Classes of Stock
GGCP, Inc.	4,403,055		18,423,741	22,826,796	41.4%	96.0%	76.5%	93.1%
GGCP Holdings, LLC	4,393,055	(1)	18,423,741	22,816,796	41.3%	96.0%	76.5%	93.1%
Gabelli Securities, Inc.	4,393,055		—	4,393,055	41.3%	0.0%	14.7%	2.2%
Mario J. Gabelli	4,403,055		18,767,036	23,170,091	41.4%	97.8%	77.7%	94.8%

(1) This table ignores the fact that the 772,618 Convertible Class B Shares held by GGCP Holdings, LLC may be exchanged for 772,618 Class A Shares to reflect the total voting power.

(b)                                 Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that the power of Mario Gabelli is indirect with respect to securities beneficially owned directly by other Reporting Persons controlled by Mario Gabelli.

(c)                                  Information with respect to all transactions in the securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and restated in its entirety as follows:

The first paragraph of Item 4 is incorporated herein by reference.

The GSI Note has a 4.0% interest rate and interest is payable in cash and must be repaid on the earlier of (i) demand by the holder of the GSI Note or (ii) the fifth anniversary of the issuance of the GSI Note.  The foregoing description of the GSI Note is qualified in its entirety by reference to the GSI Note, which is attached hereto as Exhibit C and incorporated herein by reference.

Item 7.                                                         Material to be Filed as Exhibits

Item 7 is amended and restated in its entirety as follows:

Exhibit A:                                         Joint Filing Agreement*

Exhibit B:                                         Powers of Attorney to David M. Goldman, Thomas Hearity and Douglas R. Jamieson from Mario J. Gabelli individually and/or as an executive officer or director of any entity of which Mr. Gabelli serves (incorporated herein by reference to Exhibit B in the Initial Schedule 13D of the Reporting Persons with respect to Lincare Holdings Inc. filed with the SEC on July 17, 2012)

Exhibit C:                                         GSI Note*

* Filed herewith

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 7, 2015

GGCP, INC.
GGCP HOLDINGS, LLC
GABELLI SECURITIES, INC.
MARIO J. GABELLI

By:	/s/ Douglas R. Jamieson
Douglas R. Jamieson
Attorney-in-Fact